UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EVOLVING SYSTEMS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

30049R209
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
930,090 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
930,090 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
930,090 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Piton Capital Partners LLC (the "Reporting Person") is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in SEC Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino LLC ("Kokino").  The Reporting Person is managed by its managing member, Piton Capital Management LLC ("PCM").  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the shares of Common Stock referenced above (the "Shares"). PCM, Kokino and Mr. Averick have no pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Person, except for a minority interest Mr. Averick owns in the Reporting Person (which interest may be held directly and, from time to time, indirectly through PCM).  PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person.

(2)	This calculation is rounded to the nearest tenth and is based upon 12,475,265 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 11, 2017.

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 3 of 6 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 2") amends the Schedule 13D filed on April 27, 2017 (the "Original Schedule 13D"), as amended on June 13, 2017 ("Amendment No. 1").  The Original Schedule 13D, Amendment No.1 and this Amendment No. 2 are collectively referred to herein as the "Schedule 13D".  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given them in the Original Schedule 13D.  The Original Schedule 13D (as amended by Amendment No. 1) remains in full force and effect, except as specifically amended by this Amendment No. 2.
Item 3.      Source and Amount of Funds or Other Consideration.
The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As of August 3, 2017, the Reporting Person had purchased an aggregate of 930,090 Shares over the course of various prior purchases totaling approximately $4.4 million.
Item 4.	Purpose of Transaction.
The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity. The Reporting Person's representatives (which includes employees of Kokino and Kokino's advisers) have had (and intend to continue to have) discussions with the Issuer's representatives (including its board of directors and management) regarding topics including: (1) the Issuer's strategy, governance, business and operations and (2) improving the performance of the Issuer's stock.  In addition, the Reporting Person has engaged and may further engage in communications regarding items (1) and (2) above with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons.

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
		Shares Beneficially Owned by Reporting Person[1]	Percent of Class[2]
(a) and (b)	Sole Voting Power	930,090	7.5%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	930,090	7.5%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	930,090	7.5%

(c)
The following table sets forth all transactions in the Shares effected by the Reporting Person in the past sixty days since the filing of this Amendment No. 2. All such transactions were effected in the open market through various brokerage entities, and the reported price per share excludes brokerage commissions.  The Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	Range of Prices ($)
8/3/2017	6,590	4.7970	4.75 - 4.80
8/2/2017	12,853	4.8622	4.725 - 4.90
8/1/2017	9,400	4.9000	N/A
7/31/2017	2,243	4.9000	N/A
7/28/2017	1,507	4.9000	N/A
7/27/2017	5,100	4.9000	N/A
7/26/2017	6,897	4.9000	N/A
7/24/2017	13,263	4.9293	4.90 – 4.95
7/19/2017	11,727	4.8785	4.85 – 4.90
7/17/2017	510	4.9000	N/A
7/6/2017	12,297	4.9048	4.85 – 5.00
7/5/2017	5,548	5.0302	5.00 – 5.05
7/3/2017	7,929	5.0470	5.00 – 5.05
6/29/2017	9,339	5.0923	5.05 – 5.1
6/28/2017	2,119	5.0500	N/A
6/27/2017	304	5.0500	N/A
6/26/2017	915	5.0828	5.05 – 5.1
6/23/2017	832	5.1000	N/A
6/22/2017	6,994	5.0961	5.075 – 5.1
6/21/2017	94	5.1000	N/A
6/20/2017	100	5.0250	N/A
6/19/2017	10,941	5.0745	5.05 – 5.1
6/16/2017	1,290	5.0849	5.05 – 5.1
6/15/2017	7,509	5.1451	5.05 – 5.15
6/14/2017	1,700	5.1353	5.10 – 5.15
6/13/2017	1,733	5.1364	5.05 – 5.15
6/12/2017	12,165	5.1992	5.15 – 5.2
6/9/2017	13,766	5.1946	5.15 – 5.2
6/8/2017	6,325	5.146	5.125 – 5.15
6/7/2017	22,510	5.0943	5.05 – 5.15

[1]
The Reporting Person is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in SEC Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.  The Reporting Person is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the Shares. PCM, Kokino and Mr. Averick have no pecuniary interest in the Shares beneficially owned by the Reporting Person, except for a minority interest Mr. Averick owns in Piton (which interest may be held directly and, from time to time, indirectly through PCM).  PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person.

[2]	This calculation is rounded to the nearest tenth and is based upon 12,475,265 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 11, 2017.

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 5 of 6 Pages

(d)
Kokino provides investment management services to the Reporting Person.  In this capacity Kokino shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, the 930,090 Shares beneficially owned by the Reporting Person.

Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2017
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Douglas Kline
Name: Douglas Kline Title: Chief Operating Officer